May 6, 2005


By U.S. Mail and facsimile to (212) 310-8857

Mr. Phillip R. Bennett
President and Chief Executive Officer
One World Financial Center
200 Liberty Street, Tower A
New York, NY  10281

Re:	Refco Inc.
	Form S-1 filed on April 8, 2005
	File Number 333-123969

Dear Mr. Bennett:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on and we may take a significant amount of time to review your document.

2. We note that you focus on being an agent (e.g., pages 3, 81, etc.), yet we also see that you engage in transactions as a principal
(e.g., pages 49, 51, 62, etc). Please clarify for the investor at the outset those transactions in which you act as agent or principal in terms of the type of product and amount of revenues.

Risk Factors - page 11
Our business operations could be significantly disrupted if we lost members - page 13
3. You mention that the loss of "any member" of your management team would adversely affect you. In addition to Phillip Bennett, please identify only those members, if applicable, whose loss would have a material adverse effect on business.

Our acquisitions, joint venture and investment strategies and any other new business...- page 14
4. We note the risks you state associated with acquisitions. Consider disclosing that the frequency or number of acquisitions (e.g., fourteen acquisitions since 1998) presents a risk to your business. Note that some of the risks, such as the failure to achieve financial or operating objectives, are not limited to this risk factor but to business and every registrant in general. Please revise.

We may be unable to protect our intellectual property rights or technology effectively - page 17
5. Some of your risk factors (pages 18, 26, etc.) contain language like "we cannot assure" a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Claims that we misuse the intellectual property of others could subject us to litigation...-page 18
6. Your description in the form of bullet points repeats the immediately following paragraph. Please revise.

Changes in legislation or regulations may affect our ability to conduct our business...- page 19
7. We note that you use the Internet as a distribution channel. Consider describing the risks from disseminating non-public personal information to the public such as the recent situations in which some companies that collect and retain personal information inadvertently disclosed such information to the public.

Provisions of our charter documents or Delaware law could delay or prevent...- page 29
8. Consider disclosing your decision to opt out of Section 203 of the
Delaware General Corporation Law and any other anti-takeover provisions in your certificate of incorporation that you have not already mentioned.

Dilution page 31
9. Please include the table comparing the effective cash contribution of insiders and the public required by Item 506 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Statements - page 35
10. Consider referring the investor to the diagram describing the reincorporation on page 6.

Notes to Unaudited Pro Forma Consolidated Balance Sheet - page 39
11. Please revise to more clearly explain the pro forma adjustment described in note (d). Clarify if this redemption premium represents a prepayment penalty. In addition, clearly explain how the redemption premium is reflected in your pro forma statements of income.

Unaudited Pro Forma Condensed Consolidated Statement of Income -
page
40
12. We refer to your pro forma adjustments for the THL acquisition and related financing transactions for the year ended November 30, 2004. It appears that you have increased your pro forma adjustments to interest expense and decreased your pro forma adjustments to general, administrative and other expenses by $3.2 million as compared to the pro forma adjustments disclosed in the amendment to
Form S-4 filed by Refco Group Ltd., LLC on April 6, 2005. Supplementally explain the reason for this change and describe how these adjustments are calculated.

Quantitative and Qualitative Disclosure About Market Risk - page
70
Counterparty Risk - page 70
13. Consider including as part of your disclosure on risks your description of counterparty risks and expanding your discussion regarding exchange rate risks.

Services - page 83
Derivatives and Brokerage Clearing - page 83
14. We note that no single customer represents more than one percent of your gross commission revenue, however, your business for contract volume by exchange has concentrations of 24% belonging to CBOT and 41% belonging to CMI and your business for contract volume by contract has a 49% concentration in interest rates. Consider disclosing this as a risk factor.

Restricted Unit Agreements - page 98
15. Your disclosure here repeats disclosure on page 106. Please revise either section and refer the reader to the revised section.

Certain Relationships and Related Transactions - The Equity
Purchase
and... - page 103
16. Consider including a diagram describing the equity purchase
and
contribution agreement as you did for the reincorporation on page
6
for the reincorporation.

Description of Indebtedness - Senior Credit Facilities - page 111
17. In the second full paragraph you state that the outstanding balance on the term loan is $798M, however, you state on the following page that you have prepaid $150 of the term loan. Please provide the investor with current balances.

18. Please describe what effect, if any, that the mandatory prepayment provisions under your agreements related to indebtedness will have on your financial position as a result of this equity offering.

Shares Eligible for Future Sale - page 115
19. Please provide a more detailed legal explanation for your reliance for exemptions under the securities laws (e.g., Rule 701, etc.).

Underwriting - page 120
20. Please confirm whether or not any of the selling shareholders are registered broker-dealers or affiliates of broker-dealers.

Exhibits
21. Please note that you are missing various exhibits, including the legal opinion. Please provide these in the next amendment.

Consolidated Financial Statements - page F-1
22. Please note the updating requirements of Rule 3-12 (g) of Regulation S-X when filing your next amendment.

*	*	*

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Kevin W. Vaughn at  (202) 551-3494 or Angel
M.
Jackson at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3417 with any other
questions.  Please mail your response to Room 1120 at 100 F
Street,
NE in Washington, DC  20002.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Alexander D. Lynch, Esq.
	Todd R. Chandler, Esq.
	Weil, Gotschal & Manges LLP
	767 Fifth Avenue
	New York, NY  10153